CLIKIA CORP.

1 Bridge Plaza – 2nd Floor

Fort Lee, New Jersey 07024

September 9, 2020

VIA EDGAR

Katherine Bagley

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clikia Corp.
Offering Statement on Form 1-A
Commission File No. 024-11230

Dear Ms. Bagley:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified September 10, 2020, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of New York, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ ANIL IDNANI

Anil Idnani

Chief Executive Officer

Clikia Corp.